AMERICAN HOMEOWNER PRESERVATION 2015A+ LLC

(a Delaware limited liability company)

AHP SERVICING LLC

(a Delaware limited liability company)

Form C/A

Second Amendment of Form C

Disclosures in Reg CF Offering

November 6, 2026

TABLE OF CONTENTS

Form C

Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations.

Summary of Offering

American Homeowner Preservation 2015A+ LLC ("AHP 2015A+") and AHP Servicing LLC ("AHP Servicing"), both Delaware limited liability companies (each a "Company" and together the "Companies") are raising capital to fund litigation involving Oak Harbor Capital LLC and its affiliates (the "Litigation").

The Companies claim, among other things, that Oak Harbor Capital LLC and its affiliates are wrongfully holding approximately $63,778,847 of mortgage loans owned by the Companies, which are secured by approximately $67,988.724 of real estate (houses). Through the Litigation, the Companies expect to recover those mortgage loans for the benefit of their investors.

We refer to this offering under Regulation Crowdfunding as the "Offering."

Summary of Changes

This is a Form C/A, reflecting a change in the information provided previously. The principal changes are:

- We are increasing the amount of the offering.
- We are updating the status of the Litigation.

§227.201(a) – Basic Information

AHP 2015A+

Name	American Homeowner Preservation 2015A+ LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Delaware
Date Company Was Formed (from the Company's Certificate of Incorporation)	January 21, 2016
Kind of Entity	Limited Liability Company
Street Address	303 E. Main Street, Suite 102 Barrington, IL 60010
Website Address	www.ahpfund.com

AHP Servicing

Name	AHP Servicing LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Delaware
Date Company Was Formed (from the Company's Certificate of Incorporation)	June 27, 2017
Kind of Entity	Limited Liability Company
Street Address	303 E. Main Street, Suite 102 Barrington, IL 60010
Website Address	www.ahpservicing.com

AHP 2015A+

	As of 12/31/2024	*As of 12/31/2025*
Total Assets*	$12,958,230	$14,579,119
Cash & Equivalents	$(23,953)	$4,583
Account Receivable	$460,071	$460,071
Short-Term Debt	$421,056	$320,508
Long-Term Debt*	$2,465,396	$3,943,032
Revenues/Sales	$34,326	$24,286
Cost of Goods Sold	$127,562	0
Net Income	$(106,830)	$16,968

AHP Servicing

	As of 12/31/2024	*As of 12/31/2025*
Total Assets*	$48,890,832	$48,047,342
Cash & Equivalents	$1,502	$2,672
Account Receivable	$1,775,419	$1,295,648
Short-Term Debt	$6,622,058	$5,679,569
Long-Term Debt*	$12,071,537	$17,751,106
Revenues/Sales	$975,629	$262,763
Cost of Goods Sold	$909,044	$207,497
Net Income	$(145,484)	($80,218)

*The numbers listed here for “Total Assets” include assets that belong to the Companies and the Companies claim are being wrongfully held by Oak Harbor Capital LLC and its affiliates. The numbers listed here for “Long Term Debt” include what the Companies believe was the correct amount of the debt to Cymbidium Restoration Trust.

Will the Company use a special purpose vehicle (SPV) in this offering?

YES ______________

NO _______X_______

§227.201(b) – Directors and Officers

Name	Position(s)	Joined	Other Current Occupation and Occupation During the Last Three Years
Jorge P. Newbery	Manager of the Manager of the Company Manager of the Manager of AHP 2015A+ CEO of AHP Servicing	2008	Mr. Newbery is the Founder of American Homeowner Preservation LLC and all its affiliates, including AHP 2015A+ and AHP Servicing. During the last three years, Mr. Newbery has devoted substantially all his time to managing this group of companies and related businesses.
Karen Kamphausen	Vice President of Trading	2016	

Additional Information About Officers, Directors, Managers and Key Contractors

Jorge P. Newbery

Mr. Newbery founded American Homeowner Preservation LLC in 2008 as a nonprofit organization with a mission of keeping families at risk of foreclosure in their homes. In 2009, AHP transitioned to a for-profit entity, but AHP and the Company continue to operate with a dual purpose: to earn returns for Investors while seeking consensual solutions to help struggling homeowners keep their homes.

Mr. Newbery brings a wealth of real estate and mortgage experience to his role. He was the President of Budget Real Estate Inc. from1995 to 2008, where he brokered over 1,000 troubled Department of Housing and Urban Development and real estate owned properties and acquired, renovated and operated over 200 distressed multi-family, single-family and commercial properties.

By 2004, Mr. Newbery owned more than 4,000 apartment units nationwide. Then financial disaster struck in the form of an ice storm on Christmas Even 2004 which devastated Mr. Newbery's largest holding, the 1,100 unit Woodland Meadows complex in Columbus, Ohio. Mr. Newbery wound up in extended litigation with the insurer. Although the insurer eventually settled for $32 million, the settlement was too little, too late. Mr. Newbery lost everything and emerged $26 million in debt. The lessons learned from this experience formed the foundation for the establishment of AHP.

From 1992 to 1995, Mr. Newbery co-founded and operated Sunset Mortgage, which specialized in obtaining loans for homeowners faced with challenging credit hurdles.

Karen Kamphausen

Mrs. Kamphausen has over 30 years' experience in trading and managing distressed debt.

§227.201(c) – Identify Each Person Who Owns 20% or More of the Voting Power

Directly or indirectly, Mr. Newbery controls both Companies.

§227.201(d) – The Business and Business Plan

Background

Both Companies are in the business of buying and resolving distressed first mortgage loans, *i.e.*, mortgage loans that are currently, or have recently been, in default ("Mortgage Loans"). The Companies try to resolve the Mortgage Loans by modifying them (changing their terms to make them affordable for the homeowner) or, as a last resort, foreclosing on and eventually selling the real estate securing the Mortgage Loans (the "REO Assets").

For regulatory reasons, the Companies hold the Mortgage Loans and REO Assets in special-purchase trusts (the "Trusts") rather than directly.

In addition, AHP Servicing was in the business of servicing Mortgage Loans, *i.e.*, collecting payments and otherwise providing the services typically performed by mortgage loan servicers. It is no longer in that business.

On October 7, 2022, the Trusts entered into an agreement captioned "Mortgage Loan Sales Agreement with Repurchase Obligations" (the "Loan Agreement") with Cymbidium Restoration Trust ("Cymbidium"). The principal terms of the Loan Agreement were as follows:

- Cymbidium would advance $19.75 million to the Companies (the "Loan").
- Cymbidium would receive, as repayments of the Loan, the net proceeds of any sales of the specified Mortgage Loans or REO Assets as well as any payments made by the borrowers with respect to the Mortgage Loans.

On March 15, 2023, the Loan Agreement was amended. The principal terms of the amendment were as follows:

- Additional Mortgage Loans and REO Assets were added to those specified in the original Loan Agreement.
- Cymbidium would manage a specified group of Mortgage Loans and REO Assets on behalf of the Trusts.
- Cymbidium would receive a management fee, in addition to repayment of the Loan.
- Cymbidium would be credited with unrelated third-party costs and fees related to managing the Mortgage Loans.
- Cymbidium promised to use "its best efforts in good faith to maximize the recovery" with respect to the Mortgage Loans and REO Assets under its management.

By October 2023 the Trusts had repaid the Loan in full and, in fact, had overpaid. However, Cymbidium disagreed with our calculation and claimed that the Loan had not been repaid. After correspondence back and forth, Cymbidium filed a lawsuit on November 17, 2023.

We believe our calculations are correct and, at that time, offered to pay an auditor to confirm the amounts paid and received, an offer that Cymbidium declined. In a subsequent, unrecorded video call, Cymbidium threatened to “incinerate” us by forcing us to spend money on legal fees, regardless of the merits of our claims or theirs.

Not only have the Trusts overpaid the Loan, we learned that Cymbidium and its affiliates have improperly transferred assets from the Trusts to themselves. Consequently, the Trusts have filed legal claims including conversion (a legal term for theft), unjust enrichment, constructive fraud, breach of fiduciary duty, and violations of the Racketeer Influenced and Corrupt Organizations Act (RICO).

The parties have filed more than 20 lawsuits in courts across the country, both state courts and federal courts. The defendants named by the Companies include:

- Cymbidium
- Oak Harbor Capital LLC, the manager of Cymbidium.
- Magerick, LLC, an affiliate of Oak Harbor Capital LLC, to which assets have been transferred unlawfully.
- Atlantica, LLC, an affiliate of Oak Harbor Capital LLC, which transferred assets from the Trusts unlawfully.
- Land Home Financial Services, Inc., the servicer of the Mortgage Loans and REO Assets in question
- South Watuppa, LP, a broker and service provider that has participated in the unlawful transfer of assets from the Trusts.
- Weinstein & Riley, a law firm of which William Weinstein, the principal of Oak Harbor Capital LLC, is a member, which prepared the assignments and deeds for the unlawful transfer of assets from the Trusts.
- WWR Management, LLC, an affiliate of Oak Harbor Capital LLC that received fees from the Trusts while performing no services that we are aware of.
- Western Alliance Bank.

If our claims are successful, as we expect, we will be entitled to substantial monetary damages from the defendants, as well as a return of the remaining assets. This will free up the Mortgage Loans and REO Assets owned by the Trusts, to be resolved and/or disposed of in the normal course of our business. Our complaint requests reimbursement of our legal fees and triple damages, where applicable under the governing law.

We refer to the litigation, both defending and prosecuting claims, as the "Litigation." We are raising capital to fund the legal fees and other costs associated with the Litigation, pay essential operating expenses during the pendency of the litigation, and pay costs associated with this capital raise.

Current Status of Litigation

Federal Litigation in Washington State

Of the more than 35 pending legal proceedings involving the Companies, we continue to believe the most consequential are two federal cases pending in the Western District of Washington.

The first involves contractual disputes arising from transactions with Cymbidium and related parties, including the ownership of mortgage loans and real estate assets, the amount of money owed between the parties, and the disposition of proceeds collected from those assets.

The second involves claims under the federal Racketeer Influenced and Corrupt Organizations Act ("RICO") against Oak Harbor Capital, Magerick, Land Home Financial Services and other parties. The Companies allege that the defendants engaged in a coordinated course of misconduct involving the Companies' mortgage assets and proceeds. The defendants dispute these allegations.

Contract Litigation: Significant Progress Toward Trial

The contract litigation has advanced substantially in 2026.

1. Court-Appointed Neutral Accountant

In May 2026, the Court appointed an independent accounting expert, David Solis, pursuant to Federal Rule of Evidence 706. His assignment is to examine the extensive financial records, transactions, and competing calculations underlying the parties' claims.

Mr. Solis has issued reports analyzing the financial relationship between the parties, including payments, loan sales, asset recoveries, and disputed accounting adjustments.

His work has identified substantial issues requiring resolution, including discrepancies in the accounting records, transactions involving related entities, the treatment of proceeds from asset sales, and the application of interest and other charges.

Among his findings, Mr. Solis traced approximately $20.9 million in payments to Magerick LLC from multiple sources, including the Companies, loan servicers, purchasers of mortgage pools, and title companies. These payments do not necessarily constitute amounts creditable to the Companies, but their proper treatment is among the important accounting issues in dispute.

The Companies believe that a complete accounting, including recoveries and transactions involving Cymbidium's affiliates, will demonstrate that the amounts claimed by Cymbidium have been substantially overstated and that the Companies have satisfied their contractual obligations.

The Companies have also retained an independent accounting expert, Lorraine Barrick, whose September 2026 report identifies significant alleged errors and omissions in Cymbidium's accounting.

The ultimate determination of the amounts owed, if any, remains with the Court.

2. Trial Scheduled for November 2026

The contract case was scheduled for a five-day trial beginning November 2, 2026.

On October 26, 2026, the Court granted Cymbidium's motion to disqualify K&L Gates LLP, one of the law firms representing the Companies, based on the firm's prior representation of an entity affiliated with Cymbidium. The Companies disagree with the ruling and are seeking reconsideration.

As a consequence of the ruling, the trial has been postponed, although the Court has indicated availability to accommodate a trial later in November. The Companies remain represented by other counsel and are working to proceed with trial as promptly as possible.

The disqualification has created additional expense, disruption, and uncertainty. If the ruling remains in effect, the Companies may incur additional legal fees to replace or supplement the disqualified counsel, and further delays may occur.

3. Principal Issues to Be Decided

The principal issues in the contract litigation include:

- Whether the underlying transactions should be treated as sales of assets or financing arrangements secured by those assets.
- Whether Cymbidium has properly accounted for payments, collections, sales, and other recoveries involving the mortgage assets.
- Whether the Companies have satisfied the amounts due under the governing agreements.
- Whether Cymbidium or its affiliates must return remaining mortgage loans, real estate assets, or related proceeds to the Companies.
- Whether either side is entitled to additional monetary or equitable relief.

The Companies believe the documentary and financial evidence supports their position that their obligations have been satisfied and that they are entitled to recover remaining assets and proceeds.

A favorable judgment could materially improve the Companies' financial position by establishing their rights to additional assets and recoveries and reducing or eliminating Cymbidium's asserted claims.

Conversely, an adverse judgment could result in substantial additional liabilities, loss of assets, and further financial difficulties.

Even a favorable judgment may be subject to post-trial motions, appeals, enforcement proceedings, and additional litigation. Accordingly, a favorable outcome would not necessarily produce immediate cash.

Federal RICO Litigation

The Companies are also pursuing federal RICO and related claims arising from alleged misconduct involving their mortgage loans, collateral, insurance arrangements, and proceeds.

The Companies previously amended their claims following earlier dismissals, and the defendants have challenged the sufficiency of the amended pleadings.

The Companies believe that evidence developed through discovery and the accounting process supports their allegations concerning the diversion of proceeds, transfers of assets among related entities, and other alleged misconduct.

If the Companies ultimately prevail on qualifying RICO claims, they may be entitled to recover actual damages trebled under federal law, together with attorneys' fees and other available relief.

However, important legal and factual issues remain unresolved. The Court may dismiss some or all of these claims, and there is no assurance that the Companies will obtain any monetary recovery.

Other Litigation

The Companies continue to pursue and defend litigation in numerous states involving mortgage loans, real estate assets, foreclosure proceedings, disputed transfers, and claims against attorneys and other parties.

Several developments have been favorable to the Companies.

1. Washington State Court Victory

In the only case to have proceeded through trial, a Washington state court entered judgment in favor of AHP Servicing, dismissing the opposing parties' claims and awarding AHP Servicing more than $800,000 in attorneys' fees.

The opposing parties appealed and posted a $1 million surety bond to stay enforcement. The judgment remains subject to appellate review, and the Companies have not yet collected the award.

2. New York

In August 2026, a New York court directed the release of approximately $497,000 in disputed short-sale proceeds to AHP in litigation involving a mortgage asset. An emergency effort by Magerick to prevent the release was unsuccessful.

This ruling represents an important favorable development, although the broader disputes concerning the parties' rights and obligations remain unresolved.

3. Texas

In July 2026, a Texas court denied a motion seeking dismissal of certain claims brought by the Companies involving disputed real estate filings and awarded approximately $10,000 in attorneys' fees to AHP.

Other Proceedings

Additional cases remain pending in New Jersey, Kentucky, Michigan, Massachusetts, Florida, Pennsylvania, Arkansas, Ohio and other jurisdictions. Some concern ownership or control of specific mortgage assets, while others involve alleged misconduct by counterparties, loan servicers, or legal professionals.

Certain proceedings have been delayed or stayed pending developments in the federal litigation.

The Companies believe that favorable determinations in the Washington federal contract litigation could materially assist in resolving a number of these related disputes. However, each case presents separate legal and factual issues, and outcomes cannot be assured.

Summary

We believe we will prevail in the Litigation based on the documents, the contracts, the numbers, and the law. We also believe that the Companies have made substantial progress in the Litigation during 2026.

The appointment of an independent accounting expert, the development of a more comprehensive financial record, favorable rulings in state court proceedings, and the advancement of the principal federal contract case toward trial have strengthened our understanding of the claims and the evidence supporting them.

We continue to believe that the governing agreements, financial records, and evidence of payments and asset recoveries support the Companies' position that they have satisfied their obligations and are entitled to recover additional assets and proceeds.

However, the Litigation remains contested, expensive, and unpredictable. The recent disqualification of counsel and resulting postponement demonstrate the potential for procedural developments to cause additional delay and expense, even when a case is approaching trial.

We remember that Cymbidium threatened at the outset to "incinerate" us not by having the stronger case but by forcing us to spend money on legal fees. We believe that is still their aim. Litigation is very expensive. We suspect that Cymbidium has been shocked at our ability to stay in the fight this far – not only to stay in the fight but to win the only trial. But to stay in the fight, the Companies need to raise more capital, soon. That is the purpose of this offering.

Additional Information

Both Companies have offered and sold securities under SEC Regulation A (17 CFR §230.251 *et seq*). You can find more information about both companies by using the "Company Search" features at the SEC's website, EDGAR:

For AHP 2015A+:

https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001667307&owner=exclude&count=40&hidefilings=0

For AHP Servicing:

https://www.sec.gov/cgi-bin/browse-edgar?company=AHP+Servicing&match=&CIK=&filenum=&State=&Country=&SIC=&owner=exclude&Find=Find+Companies&action=getcompany

Please note, however, that because of financial difficulty caused in large measure by the Litigation, neither AHP 2015A+ nor AHP Servicing has been able to file all the reports required by the SEC. Hence, the information on EDGAR is not up-to-date in all respects.

§227.201(e) – Number of Employees

Jorge Newbery remains active as Chief Executive Officer but has not received a salary since 2023. Neither Company has other employees.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are many risks to consider when making this investment. Please see EXHIBIT A for a more expansive list of potential risks associated with an investment in the Company.

§227.201(g) – The Offering

The Company has already raised its "target amount" of $50,000. We are now continuing to raise capital up to a maximum of $179,000.

The funding portal will notify you when and if we reach our maximum amount.

The Company may terminate the Offering at any time.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	____X____ Yes ________ No
What is the maximum you will accept in this Offering?	$618,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept on a first-come, first-served basis.

§227.201(i) – How the Companies Intends to Use the Money Raised in the Offering

The Companies will use about $30,000 of the money raised in the Offering to pay the out-of-pocket expenses of the Offering, such as legal and accounting fees.

The Companies will pay the funding portal a fee equal to 1.5% of the amount of money raised.

All the rest of the money raised will be devoted to paying for legal fees and other costs incurred in the Litigation, including to fund the court-ordered accounting process, as well as paying certain essential costs of maintaining the Companies. The following summarizes how we expect to use the money if we raise the full $618,000:

Costs of Offering	$30,000
Funding Portal Fees	$9,270
Legal Fees & Other Costs of Litigation	$578,730
Accounting, Legal, & Administration	$0

§227.201(j) – The Investment Process

To invest:

- Review this Form C on https://www.invown.com/;
- If you decide to invest, press the *Invest* button
- Follow the instructions

The minimum amount you can invest in the offering is $500. Investments above the minimum may be made in increments of $10. The Companies will not sell and issue fractional shares.

As part of the investment process, you will be asked to sign our Investment Agreement, which is attached as EXHIBIT B, and which provides, among other things, that you will become a party to the Limited Liability Company Agreements of the Companies as a “Member” thereunder.

Under SEC rules, we cannot allow you to complete your investment until this Form C-A has been publicly available for at least 21 days.

§227.201(k) – Material Changes

Required Statement

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

NOTE TO INVESTORS: A “material change” means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the offering closes, then Invown will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest within five business days, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of Litigation Support Shares. The price is $10 for each Litigation Support Share.

We arrived at the price as follows:

- We estimated how much money we need for the Litigation.
- We estimated what we believe is a fair return to investors.
- We decided how many Litigation Support Shares to issue.
- That allowed us to calculate the price of each Litigation Support Share.

§227.201(m) – Terms of the Securities

Overview

The Companies are offering "securities" in the form of limited liability company interests, which we refer to as "Litigation Support Shares." When you purchase Litigation Support Shares, you will become an owner of both Companies, which are Delaware limited liability companies. Your ownership will be governed by (i) the Limited Liability Company Agreement of AHP 2015A+ dated January 22, 2016, (ii) a First Amendment of Limited Liability Company Agreement of AHP 2015A+ dated March 25, 2024, (iii) the Third Amended and Restated Limited Liability Company Agreement of AHP Servicing LLC dated October 4, 2018, (iv) an Authorizing Resolution of AHP Servicing dated March 25, 2024, and (v) any amendments to those agreements. All the agreements together are referred to as the "LLC Agreements." Copies of the LLC Agreements are attached as Exhibit C.

Your Right to Distributions

If either Company has money to distribute after paying its share of the costs of the Litigation, it will make distributions as follows.

- First, all the money will be distributed to the owners of Litigation Support Shares until each owner has received a full return of his, her, or its investment.
- Second, any remaining money will be distributed to the owners of Litigation Support Shares until each owner has received a cumulative, compounded return of 15% per year on his, her, or its investment.
- Third, any remaining money will be distributed to the owners of the Litigation Support Shares until they have received an aggregate amount, including the distributions described above, equal to (i) double their investment, if repayment occurs on or before the first day of trial in the matter captioned AHP Capital Management LLC v. Oak Harbor Capital, LLC *et al*, currently pending in Washington State; or (ii) triple their investment, if repayment occurs after the first day of trial.
- Fourth, any remaining money will be distributed to other investors in the Companies, per the LLC Agreements.

Thus, the owners of Litigation Support Shares have the right to receive distributions before anyone else, but there will be no "due date" for repayment. This investment is not a loan.

As among themselves, the owners of Litigation Support Shares will share in distributions on a *pro rata* basis, based on the number of Litigation Support Shares owned.

For any year that the Company realizes a taxable profit or gain, the Company will try to distribute at least enough money to you to pay any associated Federal and State income tax liabilities.

Source of Distributions

The Companies expect to have several sources from which to make distributions:

They expect to recover substantial monetary damages (money) in the Litigation.

Through the Litigation, they expect to recover approximately $63,778,847 of mortgage loans owned by the Companies, which are secured by approximately $67,988,724 of real estate (houses).

Both Companies own other assets which they expect to dispose of in the ordinary course of business.

The Funding Agreement

The Companies have entered into an agreement captioned "Funding Agreement" and dated March 22, 2024 (the "Funding Agreement"). Under the Funding Agreement, each Company agrees to fund a portion of the amount due to the owners of Litigation Support Shares – 25% by AHP 2015A+ and 75% by AHP Servicing (based on the value of each Company's assets involved in the Litigation) – and agrees that the distributions to the owners of Litigation Support Shares have precedence over distributions to any other investors.

A copy of the Funding Agreement is attached as Exhibit D.

No Voting Rights

Although you will be an owner of the Companies, you will generally not have the right to vote or otherwise participate in the management of the Companies. Instead, the manager of each Company will control all aspects of the Company's business. For all practical purposes you will be a passive Investor.

Other Classes of Securities

AHP 2015A+ has two other classes of securities issued and outstanding:

- The holders of "Class A Interests" have the right to receive a full return of their investment plus a 12% annual return, before any distributions are made to the holders of the "Class M Interests."
- The holders of the "Class M Interests" have the right to receive all distributions after the holders of the "Class A Interests" receive a full return of their investment plus a 12% annual return.

AHP Servicing has two other classes of securities issued and outstanding:

- The holders of "Series A Preferred Stock" have the right to receive a full return of their investment plus a 10% annual return, before any distributions are made to the holders of the "Common Stock."
- The holders of the "Common Stock" have the right to receive all distributions after the holders of the "Series A Preferred Stock" receive a full return of their investment plus a 10% annual return.

The rights of the Class A Interests and the Series A Preferred Stock to receive distributions are subordinate to the rights of the Litigation Support Shares.

Limits on Transfer

In general, your Litigation Support Shares are freely transferable. However, there are several practical obstacles to selling your Litigation Support Shares:

- The Company has the right to impose conditions to ensure the transfer doesn't violate any laws or impose any special conditions on the Company.
- There will be no ready market for your interest, as there would be for publicly traded stock.
- By law, for a period of one year, you won't be allowed to transfer your investment except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family member or trust, or (iii) in a public offering of the Company's shares.

An "accredited investor" includes:

- A natural person who has individual net worth, or joint net worth with the person's spouse or spousal equivalent, that exceeds $1 million at the time of the purchase, excluding the value of the primary residence of such person.
- A natural person with income exceeding $200,000 in each of the two most recent years or joint income with a spouse or spousal equivalent exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year.
- A natural person who holds any of the following licenses from the Financial Industry Regulatory Authority (FINRA): a General Securities Representative license (Series 7), a Private Securities Offerings Representative license (Series 82), or a Licensed Investment Adviser Representative license (Series 65).

The full legal definition of "accredited investor" can be found in 17 CFR §230.501(a), found here.

As a result, you should plan to hold your Litigation Support Shares until the Company is dissolved.

Modification of Securities

The terms of the Litigation Support Shares may be modified by the Company and holders of a majority of the Litigation Support Shares.

Obligation to Contribute Capital

Once you pay for your investment you will have no obligation to contribute more money to the Companies, and you will not be personally obligated for any debts of the Companies. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Companies. For example, if a Company paid a dividend at a time when it was insolvent, investors could be required to return the dividend.

Preemptive Rights

You will not have preemptive rights, *i.e.*, the right to buy securities issued by either Company in the future prior to other investors.

Who Controls the Company

Mr. Newbery controls both Companies.

How the Exercise of Rights by Controlling Persons Could Affect You

The individuals who control the Companies could take many actions that would affect investors, including these:

- They could make bad decisions, harming the Companies.
- They could devote less time to the Companies than they require.
- They could issue a class of securities with rights superior to those of the Litigation Support Shares.
- They could enter into transactions with "insiders" on terms you believe are unfair to the Companies.
- They could pay themselves excessive compensation.
- They could hire friends or relatives and pay them more than they're worth.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.
- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.
- The risk that your interests and the interests of the person running the Company aren't really aligned.
- The risk that you will be "stuck" in the Company forever.

- The risks that the actions taken by the person running the Company – including those listed above under "How the Exercise of Rights by Controlling Persons Could Affect You" – won't be to your liking or in your interest.

§227.201(n) – The Funding Portal

The Companies are offering the Litigation Support Shares through Invown Funding Portal LLC ("Invown"), which is a "funding portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00329, the CIK number is 0001886151, and the CRD number is 312976.

Invown does not own any direct or indirect interest in either Company and there is no arrangement for Invown to acquire such an interest.

§227.201(o) – Compensation of the Funding Portal

The Companies will compensate Invown as follows:

- Invown will receive a cash commission equal to 1.5% of the capital raised in the Offering, with a maximum of $13,062.
- The Companies will pay Invown a $1,699 setup fee.
- The Companies will reimburse Invown for certain expenses related to the Offering.

§227.201(p) – Indebtedness of the Company

Neither Company has any significant indebtedness except:

- The Loan from Cymbidium in the original principal amount of $19.75 million, which we believe has been repaid in full and is currently a subject of the Litigation.
- Amounts owed to accountants, lawyers, and other "trade creditors" in the aggregate amount of approximately $5,000,000.

§227.201(q) – Other Offerings of Securities within the Last Three Years

The Companies raised $1,234,520 from the sale of Litigation Support Shares between April 2024 and October 2025 in an offering conducted on Invown under Regulation Crowdfunding. Otherwise, neither Company has sold securities during the last three years.

§227.201(r) – Transactions with "Insiders"

Compensation of Officers

The officers of the Company are currently not drawing wages, salary, or benefits. We anticipate paying salaries when and if the Company is able.

§227.201(s) –Financial Condition

AHP 2015A+

Liquidity and Capital Resources

Liquidity has been limited due to our ongoing litigation with Cymbidium and affiliates, which have been ongoing since late 2023. Prior to that liquidity was limited due to our efforts to rapidly repay Cymbidium, and the refusal by Cymbidium to return remaining cash and assets once repaid.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Because of the wrongful conduct of our adversaries in the Litigation, the Company has been unable to routinely meet financial obligations since 2023.

Historical Results of Operations

2023-2025 have been challenging years for the Company. We suspended distributions to investors in the 1st quarter of 2023 and spent the majority of the year focused on rapidly repaying the Cymbidium obligation. Thus, we felt both relieved and exhausted once Cymbidium was paid in full. However, when Cymbidium disputed the repayment and the matter transitioned to litigation, the Company and what was left of our depleted team were in an exhausted and fragile state. Our ability to meet our obligations on a timely basis became particularly challenged since the 4th quarter of 2023, especially when coupled with our need to prioritize payment of the costs of litigation.

Changes and Trends

The continued strong real estate market, supported by limited inventory and home prices which remain near historical highs, is helpful to the value of AHP's portfolio. Our economy, and the real estate market in particular, are well overdue for a healthy contraction.

How does this impact the Company? Just as the continued strong real estate market has been helpful to the value of the Company's assets, to the extent that the Cymbidium litigation impacts our ability to exit prior to a contraction, a hobbled real estate market post-contraction would be unhelpful to the value of the Company's assets.

AHP SERVICING

Liquidity and Capital Resources

Liquidity has been limited due to our ongoing litigation with Cymbidium and affiliates, which have been ongoing since late 2023. Prior to that, liquidity was limited throughout 2023 due to our efforts to rapidly repay Cymbidium, and the refusal by Cymbidium to return remaining cash and assets once repaid.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Because of the wrongful conduct of our adversaries in the Litigation, the Company has been unable to routinely meet financial obligations over the last year.

Historical Results of Operations

2023 - 2025 have been challenging years for the Company. We suspended distributions to investors in the 1st quarter of 2023 and spent the majority of the year focused on rapidly repaying the Cymbidium obligation. Thus, we felt both relieved and exhausted once Cymbidium was paid in full. However, when Cymbidium disputed the repayment and the matter transitioned to litigation, the Company and what was left of our depleted team were in an exhausted and fragile state. Our ability to meet our obligations on a timely basis became particularly challenged since the 4th quarter of 2023, especially when coupled with our need to prioritize payment of the costs of litigation.

Changes and Trends

The continued strong real estate market, supported by limited inventory and home prices which remain near historical highs, is helpful to the value of AHP's portfolio. Our economy, and the real estate market in particular, are well overdue for a healthy contraction.

How does this impact the Company? Just as the continued strong real estate market has been helpful to the value of the Company's assets, to the extent that the Cymbidium litigation impacts our ability to exit prior to a contraction, a hobbled real estate market post-contraction would be unhelpful to the value of the Company's assets.

§227.201(t) –Financial Statements

Financial statements of the Companies are attached as EXHIBIT E.

§227.201(u) – Disqualification Events

NOTE TO INVESTORS: A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials on Invown's website). This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

Invown conducted background checks on the principals of the Companies (*i.e.*, those covered by this rule). Copies of the background checks are available on request.

For the Companies, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money for the offering on Invown's website.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website, www.ahpservicing.com/litigationsupport.com, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Companies won't be required to file any more annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

The Companies have filed the annual reports required by the Regulation Crowdfunding laws. You can find them on EDGAR, the SEC's website.